Chesapeake Midstream Partners, L.P.

900 NW 63rd Street

Oklahoma City, Oklahoma 73118

September 8, 2011

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Attention: Ms. Mara Ransom, Legal Branch Chief

Re:	Chesapeake Midstream Partners, L.P.

Registration Statement on Form S-3

Filed August 2, 2011

File No. 333-175982

Ladies and Gentlemen:

Set forth below are the responses of Chesapeake Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), to comments received from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2011, with respect to the Registration Statement on Form S-3 (File No. 333-175982) initially filed with the Commission on August 2, 2011 (the “Registration Statement”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For your convenience, we will hand deliver to the members of the Staff referenced in the Staff’s August 26, 2011 letter five complete copies of Amendment No. 1, as well as five copies of Amendment No. 1 that are marked to show all changes made since the initial filing of the Registration Statement.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions in our responses correspond to the prospectus included as part of Amendment No. 1.

General

1.

We note that the selling unitholders in the resale offering are Chesapeake Midstream Holdings, L.L.C. and Global Infrastructure Partners-A, L.P. (“GIP”), which appear to be affiliates that hold a majority interest in Chesapeake Midstream Partners, L.P. You disclose that as of July 29, 2011, you had outstanding 69,085,038 common units and 69,076,122 subordinated units, and that Chesapeake Midstream Holdings, L.L.C. is offering for resale 23,913,061 common units and GIP is offering for resale 20,725,561

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September 8, 2011

common units. Because of the magnitude of the proposed offering being registered for resale relative to the number of units held by non-affiliates, as well as the nature of the selling unitholders, it appears that this transaction may not be eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead represents a primary offering. Please advise us of the partnership’s basis for determining that the transaction is eligible under Rule 415(a)(1)(i). In your analysis, please also describe in greater detail the dates on which and the manner in which the selling unitholders received the units being offered for resale, and the relationship of the selling unitholders with the partnership, including an analysis of whether the selling unitholders are affiliates, including parents, of the partnership. Also discuss the number of units being offered for resale as compared to the number of units in the public float. Alternatively, please identify the selling unitholders as underwriters and disclose that this is a primary offering. Stating that the selling unitholders “may be deemed to be” underwriters is not sufficient for purposes of identifying them as underwriters. See Question 212.15 of our Securities Act Rules Compliance and Disclosure Interpretations located at our website, www.sec.gov.

Response: We acknowledge the Staff’s comment and have revised the disclosure on the cover page of the prospectus and on pages ii and 67 of Amendment No. 1 to identify the selling unitholders as underwriters and to disclose that the offering of common units by the selling unitholders is a primary offering.

2.	Please advise us as to how you have complied with Rule 3-10 of Regulation S-X.

Response: We acknowledge the Staff’s comment and note that the audited annual consolidated financial statements and unaudited quarterly consolidated financial statements of the Partnership included in the Partnership’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, respectively, reflect the results of operations and financial condition of the Partnership and each of its subsidiaries, all of which (except for CHKM Finance Corp., whose sole purpose is to act as co-issuer of any debt securities) will be guarantors (the “Guarantors”) of the debt securities registered pursuant to the Registration Statement. The Partnership further notes that under Rule 3-10(f) of Regulation S-X, the Partnership is provided relief from including consolidating financial information in its financial statements included in Forms 10-K and 10-Q, because the Partnership has no independent assets or operations as defined in Rule 3-10(h)(5) of Regulation S-X, the guarantees provided by the Guarantors are full and unconditional and joint and several, and the Partnership has no subsidiaries other than the Guarantors and CHKM Finance Corp. The Partnership also notes that under Rule 3-10(b) of Regulation S-X, the Partnership is not required to provide separate financial statements of CHKM Finance Corp. because CHKM Finance Corp., a wholly owned finance subsidiary of the Partnership, will be a co-issuer of debt securities, jointly and severally, with the Partnership. In order to clarify its basis for compliance with Rule 3-10 of Regulation S-X, the Partnership has revised the disclosure on page 9 to reflect the information required by the note to Rule 3-10(b) of Regulation S-X and note 1 to Rule 3-

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September 8, 2011

10(f) of Regulation S-X. The Partnership proposes to include similar disclosure in the notes to its financial statements beginning with the financial statements to be included in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2011.

Selling Unitholders, page 65

3.	Please identify by name the natural persons who exercise sole or shared voting or investment control with respect to the units held by the selling unitholders. Refer to Question 140.02 and Interpretive Response 240.04 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 66 to identify by name the natural persons who exercise sole or shared voting or investment control with respect to the units held by the selling unitholders.

Exhibit 5.1, Legal Opinion

4.	It is inappropriate for counsel to opine that currently outstanding common units “will be” validly issued, fully paid and non-assessable. Please have counsel revise the opinion accordingly.

Response: The Opinion of Bracewell & Giuliani LLP has been revised accordingly. Please see Exhibit 5.1 to Amendment No 1.

5.	Counsel may not assume the due authorization, execution and delivery of the Indenture and the Debt Securities by the Partnership, Finance Corp. or the Guarantors. Please revise accordingly.

Response: The Opinion of Bracewell & Giuliani LLP has been revised accordingly. Please see Exhibit 5.1 to Amendment No 1.

6.	Please revise the first paragraph to identify the dollar amount of the securities that are covered by the opinion. This comment also applies to Exhibit 8.1.

Response: The Opinions of Bracewell & Giuliani LLP have been revised accordingly. Please see Exhibits 5.1 and 8.1 to Amendment No 1.

7.	Counsel must provide an unqualified opinion that the units are fully paid and nonassessable. Accordingly, please delete the qualifications contained in the parentheticals in paragraph 1(iii) on page 2.

Response: The Opinion of Bracewell & Giuliani LLP has been revised accordingly. Please see Exhibit 5.1 to Amendment No 1.

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September 8, 2011

8.	The opinion must speak as of the date of the effectiveness of the registration statement. Please either delete the last sentence of the penultimate paragraph of the opinion, or re-file the opinion on the date of effectiveness of the registration statement.

Response: The Opinion of Bracewell & Giuliani LLP has been revised accordingly. Please see Exhibit 5.1 to Amendment No 1.

Exhibit 8.1

9.	Please revise the last sentence of the opinion to clarify that counsel does not admit that it is an expert within the meaning of Section 7 of the Securities Act.

Response: The Opinion of Bracewell & Giuliani LLP has been revised accordingly. Please see Exhibit 8.1 to Amendment No 1.

Should any member of the Staff have a question regarding our responses to the comments set forth above, or need additional information, please do not hesitate to call Brad Mueller at (405) 935-1906, Regina Gregory at (405) 935-2143 or our outside counsel Michael S. Telle at (713) 221-1327 at Bracewell & Giuliani LLP.

As you requested in the comment letter, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

CHESAPEAKE MIDSTREAM PARTNERS, L.P.

By:	Chesapeake Midstream GP, L.L.C., its general partner

	By:	/s/ J. Mike Stice
J. Mike Stice
Chief Executive Officer